May 30, 2014	VIA EDGAR

Jennifer Thompson, Accounting Branch Chief
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:	Best Buy Co., Inc.
Form 10-K
Filed March 28, 2014
File No. 1-09595

Dear Ms. Thompson:

On behalf of Best Buy Co., Inc. ("Best Buy," "we," "us" or "our"), I am pleased to submit this response to the comments of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "Commission") concerning the above-referenced Form 10-K, as set forth in your letter dated May 2, 2014. For convenience, the staff's comments are shown below in bold text, followed by Best Buy's responses.

Form 10-K for the Fiscal Year Ended February 1, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

Fiscal 2015 Trends, page 27

1.
We note that you commenced operating under a Citibank credit card agreement in September 2013 which is expected to result in lower revenue and gross profit rates due to less favorable economics as a result of changes in both the regulatory and overall consumer credit market. We further note that you estimate you will generate $150 million to $200 million less revenues in fiscal 2015 from the new credit card agreement than in fiscal 2014 and that a portion of the decrease is due to acceleration of deferred revenue from your prior credit card agreement in fiscal 2014. We also note your disclosure in the first paragraph on page 28 of other drivers that you expect to have a net negative impact on your operating income rate through the first three quarters of fiscal 2015. Please address the following comments:

•
Where estimable, please quantify the anticipated impact of these adverse factors on your operating income. We note that you appeared to quantify the negative impact of these factors on your operating income within your Form 8-K filed February 27, 2014 and during your Q4 2014 earnings call on February 27, 2014 and we believe such information would be beneficial to readers of your annual and quarterly reports.

•
In regards to your new credit card agreement, please tell us and disclose, to the extent material, the amount of accelerated deferred revenue recognized in fiscal 2014 at the end of your prior agreement.

Response:

When preparing our Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A"), we consider the need to highlight significant expected trends and events that we identify, including those disclosed in our earnings release or discussed during our earnings conference call. Our disclosure objective is to provide our investors with meaningful, relevant and reliable information, and we believe our investors' primary focus is on items that may materially impact our long-term earnings and cash flows.

In our fiscal 2014 MD&A, we described five factors we expected to affect future operating income rates and one income tax item. In addition, we quantified the two items which we expect to have a material impact on our long-term earnings and cash flows: the expected $150 million to $200 million decline in our annual revenues due to the change in the credit card program and the $310 million to $365 million tax impact referred to in your second comment, below.

In the first quarter of fiscal 2014, we reached agreement with our previous credit card partner to terminate our agreement early, with the agreed termination date falling in our third quarter of fiscal 2014. The early termination led to the accelerated recognition of the remaining deferred revenue related to the agreement, resulting in the recognition of $34 million of revenue in fiscal 2014 that would have otherwise been recognized in fiscal 2015 when the original agreement was set to expire. Our estimated decline in fiscal 2015 revenue arising from the change in agreements of $150 million to $200 million incorporates the effect of this acceleration, along with the less favorable economics of the new credit card agreement. Please note that the impact of the change in credit card agreements on our operating income is substantially the same as the impact on revenue as disclosed. We believe our disclosures of the impact of the changes in credit card agreements have provided investors with a sufficient understanding of the financial statement impacts of those changes. In our fiscal 2015 Forms 10-Q and Form 10-K, we plan to disclose and quantify the year-over-year changes in our credit card revenues.

2.
We note that you anticipate reorganizing certain European legal entities during fiscal 2015 and that you expect the reorganization will result in the acceleration of a non-cash tax benefit of approximately $310 million to $365 million. Please explain to us the nature of this accelerated benefit and clarify management’s statement in your Form 8-K filed February 27, 2014 that the benefit will continue to be amortized for tax purposes.

Response:

In order to address this comment and provide illustration of our planned disclosure of this matter, we have provided below a draft of our disclosures which we expect to include in our fiscal 2015 Forms 10-Q and Form 10-K:

"As disclosed in Note 3, Profit Share Buy-Out, in the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended February 1, 2014, in the fourth quarter of fiscal 2012 we purchased CPW’s interest in the Best Buy Mobile profit share agreement for $1.3 billion (the “Mobile buy-out”). The Mobile buy-out completed by our U.K. subsidiary resulted in the $1.3 billion purchase price being assigned, for U.S. tax purposes only, to an intangible asset. The Mobile buy-out did not, however, result in a similar intangible asset in the U.K., as the Mobile buy-out was considered part of a tax-free equity transaction for U.K. tax purposes.

Because the U.S. tax basis in the intangible asset was considered under U.S. tax law to be held by our U.K. subsidiary, which is regarded as a foreign corporation for U.S. tax purposes, ASC 740, Income Taxes, requires that no deferred tax asset may be recorded in respect of the intangible asset. ASC 740-30-25-9 also precludes the recording of a deferred tax asset on the outside basis difference of the U.K. subsidiary. As a result, the amortization of the U.S. tax basis in the intangible asset only resulted in a periodic income tax benefit by reducing the amount of the U.K. subsidiary’s income, if any, that would otherwise have been subject to US income taxes.

In the first quarter of fiscal 2015, we filed an election with the Internal Revenue Service to treat the U.K. subsidiary as a disregarded entity such that its assets are now deemed to be assets held directly by a U.S. entity for U.S. tax purposes. This tax-only election, which results in the liquidation of the U.K. subsidiary for U.S. tax purposes, resulted in the elimination of the Company’s outside basis difference in the U.K. subsidiary. Additionally, the election resulted in the recognition of a deferred tax asset (and corresponding income tax benefit) for the remaining unrecognized inside tax basis in the intangible, in a manner similar to a change in tax status as provided in ASC 740-10-25-32.

Our effective tax rate for the first quarter of fiscal 2015 was [X%], compared to [Y%] in the prior year period. Without the impact of the election described above, which contributed to an income tax benefit of [$X] million, the effective tax rate for the first quarter of fiscal 2015 would have been [X%]. The [X%] effective tax rate was higher than the prior year primarily due to certain favorable discrete items in the prior-year period and the unfavorable ongoing periodic impact as a result of the election described above."

In our fourth quarter fiscal 2014 earnings release, which was furnished as an exhibit to our Form 8-K dated February 27, 2014, in our description of the aforementioned changes on page 2 of the release, we included a statement that "For tax purposes, this benefit will continue to be amortized". We would like to clarify that this reference was to the cash tax effect of the change, and not the accounting treatment. After the election, and for the remainder of its life, the intangible asset will continue to be amortized and deducted for U.S. income tax purposes.

Results of Operations, page 28

3.
We note from your Q4 2014 earnings call on February 27, 2014 that your online business grew more than 25% in Q4 2014 as compared to the comparable prior period and that domestic online sales reached 12.7% of total domestic sales. We further note from your disclosure on page 26 that domestic online sales increased 20% in fiscal 2014. Management also indicated during the earnings call that you expect this online mix shift to continue and stated the reasons why the profitability of the online channel was lower than your retail stores. Since it appears that your online business has a significant impact on your results, please provide a quantified discussion of your online business as part of providing investors with a view of the company through the eyes of management. If your online business is only significant to your Domestic segment, please demonstrate this to us and provide a quantified discussion of your online business as part of your segmental analysis of results. In making this disclosure, please disclose the revenues and profitability of your online channel for each period presented and provide a comprehensive discussion and analysis of the performance and known trends related to your online operations.

Response:

For your reference, the following table provides quarterly and annual online revenue as a percent of total revenue and comparable online sales for our Domestic segment for fiscal 2014. As the table illustrates, our online channel continues to represent less than 10% of our total revenue. While we operate websites in Canada and Mexico within our International segment, we believe the revenue generated is currently immaterial and does not require additional disclosure at this time. We will continue to monitor this and if in future we believe information regarding online revenues generated by our International segment becomes material to our investors, we will provide additional disclosure.

	Quarter
	1st	2nd	3rd	4th	2014
Domestic
Selected Online Revenue Data
Online revenue % of total segment revenue	6.3%	6.1%	6.4%	12.7%	8.5%
Comparable online sales % growth	16.3%	10.5%	15.1%	25.8%	19.8%

In our Domestic segment, we operate a multi-channel platform that provides our customers the ability to shop when and where they want, including in our retail stores and online. We have integrated functions for numerous aspects of our operations, including marketing, merchandising, procurement, warehousing, and inventory management. Examples of this integration include the following:

•
Ship to store – for items not currently in stock at our stores, many customers placing online orders opt to have products shipped to a store location for pick-up, rather than being shipped to their homes;

•	In-store pick-up – a large proportion of our online orders are picked up by customers in our stores;

•	Ship from store – we now fulfill a portion of customer orders placed online from our stores;

•	Distribution centers – our retail stores and websites share distribution centers;

•	Online tools – product details, customer reviews and how-to guides are used by many of our customers to make their buying decisions before purchasing merchandise on our websites or in our stores;

•	Marketing – we utilize various forms of marketing, including print, digital and television to advertise our products to consumers, which leads to sales transactions both online and in our stores;

•	Returns – customers have the ability to return online purchases to our retail stores; and

•	Sale of returned products – we increasingly sell returned "open box" items on our websites in order to unlock the benefit of significant online traffic.

As a result of this integration, it is becoming increasingly difficult to distinguish between the performance of online and stores. We set strategy, allocate resources, make decisions and assess performance on an integrated basis, and we invest in initiatives that provide the best opportunities to grow our integrated multi-channel business. We recognize that consumers increasingly like to shop online. As a result, the proportion of our total revenue that is initiated online has been increasing for several years, and we expect this trend to continue. In light of this trend and the strategic priority of continuing to improve our online platform, we regularly review comparable online sales and the mix of online revenue as part of understanding the drivers of our total change in revenue.

However, we do not focus on separate online income statement information for management reporting because we do not view our stores and websites as separate components of our business, but rather as parts of the same multi-channel business. In addition, deriving full income statements that accurately reflect the stand-alone profitability for our stores or websites would require substantial additional analysis that we do not perform. The following examples illustrate the integration of our business and the complexity in compiling meaningful income statements for our stores or websites:

•	We do not track or record vendor funding separately for our stores and websites and to do so would require significant changes to our procedures.

•
Our store employees process returns for products that are purchased in our stores or online. We do not attempt to allocate any costs of this to our websites. Similarly, we do not attempt to allocate any margin adjustments to our online channel when products are re-sold online.

•
Additionally, our store employees provide assistance to customers utilizing our in-store pick up, ship-to-store or ship-from-store services relating to website transactions. We do not separately track the amount of time spent supporting these online orders and to do so would be very complex and likely involve a significant degree of estimation.

•	Similarly, we do not separately estimate the proportion of our store operating costs, such as rent, utilities or depreciation that relates to supporting our online channel.

•
We know that many of our customers utilize our websites to research products before coming into our stores to make a purchase, but we do not attempt to estimate and allocate any portion of the costs of operating our websites to our stores.

•
We also know that many of our customers come to our stores to view or test our products before going to our websites to make a purchase. Customers that visit our stores before purchasing online benefit from the expertise and support of our store employees, but we do not attempt to estimate or allocate any portion of these store costs to our websites.

In all of the examples above, we do not believe it is beneficial or practical to allocate the costs between our stores and websites, and to do so would create substantial extra work and require significant estimates. As a result, management is focused on reviewing and understanding the profitability of our overall multi-channel business.

Beginning in our Form 10-Q for the first quarter of fiscal 2015, we plan to incorporate the online revenue information provided in the table above and provide discussion of known factors and trends that impacted our online revenue as part of the analysis of our results of operations for Domestic segment. We believe the enhanced disclosure of Domestic segment online revenue information will provide our investors with a view of the business through the eyes of management.

Segment Performance Summary, page 31

Fiscal 2014 (12-month) Results Compared With Fiscal 2013 (11-month), page 32

4.
We note your disclosure on page 33 that your domestic warranty services revenues declined due to a prior-year benefit from a periodic profit sharing payment that was earned based on the long-term performance of our externally managed extended service plan portfolio that did not recur in fiscal 2014. Please tell us and, to the extent material, disclose the amount recognized in revenue related to this benefit.

Response:

The amount of the profit share for fiscal 2013 was $41 million. We determined the amount of this profit share, which represented approximately 0.1% and 0.2% of Domestic segment fiscal 2013 revenue and comparable store sales, respectively, was not material and did not warrant disclosure.

5.
Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify, where possible, the extent to which each change contributed to the overall change in that line item. In addition, please provide an analysis of the underlying reasons for each significant change you identify. For example, we note on pages 33 and 37 that you identify the extra month of activity in your fiscal 2014 results as a driver of the fluctuations in your Domestic and International gross profit and SG&A expenses. Since you also explain certain changes excluding the extra month, please quantify the impact of the extra month on your fiscal 2014 results. We also note that you identify several reasons for changes in your Domestic and International gross profit rate but do not separately quantify the related impact of each driver, such as the favorable LCD-related legal settlement. Please note that the nature of this comment should be applied throughout your results of operations discussion, not just the examples included herein. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Response:

When we prepared the MD&A for our fiscal 2013 and 2014 Forms 10-K, our disclosure approach was to provide our investors with sufficient analysis to understand our results of operations for the periods compared. We understand the fiscal year change and comparison periods in the MD&A can lead to some confusion. As a result, the beginning of the Results of Operations section (page 28) included a discussion of the fiscal year change with a written and tabular description of the periods being compared in the remainder of the section. We also included a discussion of February 2012.

As disclosed on page 24, our practice when discussing factors affecting year-over-year changes within our MD&A is to disclose the primary factors contributing to the changes on a qualitative basis in the order of quantitative significance (with the most prominent factor always being presented first), as well as any other material transactions, events or trends that impacted our results.

We followed the approach described above when considering the disclosures necessary to provide relevant and meaningful commentary on the variances between our fiscal 2014 (a 12-month period) and our fiscal 2013 (an 11-month period). When considering how the difference in months factors into such a comparison, it is important to note that key financial metrics used by management and investors such as comparable store sales growth, gross profit rates and operating income rates are relatively unaffected by the difference in the length of the fiscal periods. For income statement line items where this difference was a significant driver of variance, we listed it first as the largest driver and focused the remainder of the discussion on changes for a consistent period. In addition, we quantified certain items in our MD&A, including historical items such as restructuring charges, goodwill impairments and LCD-related legal settlements in our Non-GAAP Measures section, as well as estimates of forward-looking items such as the decrease in revenue from our credit card agreement and the expected tax impact of reorganizing certain European legal entities.

With respect to the impact on our financial statements of LCD-related settlements, we believe the amount of the material settlement in the second quarter of fiscal 2014 was adequately disclosed in our financial statements (Note 13, Contingencies and Commitments) and the Non-GAAP Financial Measures section of our MD&A (page 41). However, we will specifically quantify the impact of the LCD-related legal settlements in our Domestic segment gross profit analysis in our Forms 10-Q and Form 10-K for fiscal 2015.

In future filings, we will continue to disclose the primary factors affecting our results of operations on a qualitative basis in the order of quantitative significance, and will quantify any material items.

6.	Please tell us your basis for classifying the LCD-related legal settlements as contra-cost of goods sold.

Response:

As described in Note 13, Contingencies and Commitments, in our above-referenced Form 10-K, we filed a lawsuit captioned Best Buy Co., Inc., et al. v. AU Optronics Corp., et al. in the United States District Court for the Northern District of California. The lawsuit alleged that the defendants, who were and continue to be our vendors, engaged in price fixing in violation of antitrust regulations and conspired to control the supply of TFT-LCD panels. We believe the alleged actions impacted the amounts we paid for certain inventory containing TFT-LCD panels from 1996 to 2006. We determined that the settlements should be recorded as reductions to cost of goods sold after considering the guidance in ASC 605-50, Revenue Recognition – Customer Payments and Incentives and the Speech by SEC Staff: Remarks before the 2007 AICPA National Conference on Current SEC and PCAOB Developments.

ASC 605-50-45-12, states that cash consideration received by a customer from a vendor is ordinarily presumed to be a reduction of the prices of vendors' products and, therefore, shall by characterized as a reduction of cost of sales. ASC 605-50-45-13 notes that this presumption may be overcome if the cash consideration is (1) a payment for assets or services delivered to the vendor or (2) a reimbursement of costs incurred by the customer to sell the vendor's products. In analyzing the LCD settlements we received from our vendors, we noted that the settlements did not represent a payment for assets or services delivered to the vendors or a reimbursement of costs we incurred to sell the vendors' products. As a result, we determined that the settlements should be recorded as reductions to cost of goods sold in accordance with ASC 605-50-45-12, as they represented payments received from vendors as price adjustments on prior inventory purchases.

In the SEC Staff speech from December 10, 2007, Eric C. West provided observations on three topics, including accounting for litigation settlements. In discussing the accounting for litigation settlements, Mr. West specifically addressed consideration received by a customer from a vendor as a result of a litigation settlement, noting the following (explanatory note added):

"We have also been asked about the accounting for litigation settlements received by customers from vendors. If the recipient is a customer, we believe that the relevant guidance is located within EITF 02-16 [since codified under ASC 605-50]. In most cases we believe that this EITF requires payments received by a customer to be recorded as a reduction of cost of goods sold. However, if the settlement payment received is clearly unrelated to the vendor/customer relationship, we would be willing to consider classification of the settlement as a gain."

In our situation, the settlements were a direct result of a "vendor/customer relationship", specifically, the purchase of consumer electronics products including LCD displays, for resale to our customers. As such, we believe the speech further reinforces our conclusion that the settlements should be recorded as reductions to cost of goods sold.

Non-GAAP Financial Measures, page 41

7.
We note your disclosure in footnote 2 of the table that LCD settlements reached prior to the second quarter of fiscal 2014 are not included. Please quantify for us the excluded settlements and tell us and disclose why they have been excluded.

Response:

We disclose certain non-GAAP measures as supplemental information to our GAAP financial measures. We believe that this is important to investors as it assists them in determining the effect on our earnings of certain items, which management believes impact our results in a manner that may not be indicative of future performance. We include these non-GAAP adjustments in our internal management reporting and external disclosures on a consistent basis.

Net LCD-related settlement amounts recorded in the third quarter of fiscal 2013 (the first period received) through the second quarter of fiscal 2014 were as follows ($ in millions):

Net Settlement Amount
Fiscal 2013
Third quarter	$13
Fourth quarter	16
Fiscal 2014
First quarter	44
Second quarter	229

For the periods prior to the second quarter of fiscal 2014, we did not include LCD-related settlements in our non-GAAP adjustments because they were immaterial.

Following the more significant LCD-related settlements recorded in the second quarter of fiscal 2014, we adjusted for the settlements on a prospective basis for internal management reporting and external disclosure of non-GAAP measures. Consistent with our assessment on prior periods' results, we did not believe it was material to change non-GAAP adjustments, nor did we deem it appropriate to recast our previous disclosures, for earlier periods or fiscal 2014 year-to-date.

Cash Flows, page 42

8.
Please provide a more informative analysis and discussion of changes in operating cash flows, including changes in working capital components, for each period presented. In doing so, please explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Please also address the impact of the additional month contained in fiscal 2014, as it appears this would make the decrease in cash generated by operating activities even larger on a comparable basis. Please ensure your discussion and analysis is not merely a recitation of changes evident from the financial statements. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Response:

We understand the importance of providing investors an understanding of our cash flows. As such, we begin our Liquidity and Capital Resources section by providing a summary of management's approach to managing our liquidity and an overview of material drivers of the change in the overall cash balance. We follow by providing a separate discussion of material changes in our cash flows from operating, investing and financing activities.

When preparing our discussion of cash flows from operating activities, we consider whether business or operating trends exist that are contributing to the changes disclosed. Changes in cash flows from accounts payable and receivables are often driven by timing, as opposed to any significant underlying trend. However, we did note that our continued focus on inventory management had a positive impact on our cash flows from operating activities.

As noted in your comment, the change in our fiscal year-end and resulting presentation caused a difference in the length of fiscal 2014 (12-month) and fiscal 2013 (11-month). In considering cash flows, we considered fiscal 2014 (12-month) to represent a standard fiscal year and thus analyzed its cash flows on a full-year basis. The comparable prior-year period in fiscal 2013 contained 11 months, and as such, we did consider whether any material cash flow changes occurred in the month of February 2012. The cash used in operating activities in February 2012 was $21 million, and we therefore did not believe there were any significant trends that required disclosure.

Nevertheless, in future filings we will provide an analysis of changes in operating cash flows, including working capital, that explains the underlying reasons for material changes.

Notes to Consolidated Financial Statements, page 61

4. Discontinued Operations, page 72

9.	Please tell us and disclose the gain or loss recorded upon the sale of your ownership interest in Best Buy Europe.

Response:

We recognized a $24 million gain on the sale of Best Buy Europe in the second quarter of fiscal 2014. We disclosed the gain in Note 2, Discontinued Operations, (page 10) in our Form 10-Q for the second quarter of fiscal 2014. When preparing our Form 10-K for fiscal 2014, we did not consider the gain or loss on any individual disposition to be material to our results of operations. In future filings, we will either specify the gain or loss on each component of discontinued operations or state that it was not material.

4. Restructuring Charges, page 76

10.
We note that your Fiscal 2013 U.S. Restructuring termination benefits accrual rollforward on page 79 reflects downward Adjustments of $40 million during fiscal 2013 and $13 million during fiscal 2014. Please tell us and, to the extent deemed material, disclose the reasons for these adjustments.

Response:

As described in Note 6, Restructuring Charges, our Fiscal 2013 U.S. Restructuring program included the closure of 49 large-format Best Buy branded stores in the U.S. and changes to the store and corporate operating models. As a result of implementing these changes, we recognized charges that included estimates for employee termination benefits and facility closure costs within restructuring charges in our Consolidated Statements of Earnings. The $40 million adjustment noted in your comment relates to termination benefits and the $13 million adjustment relates to facility closure costs. We recognized both of these adjustments within restructuring charges, consistent with the classification of the initial charges. We did not believe these adjustments were material or that separate disclosure was required, other than in the tabular rollforward of the accrual balances.

Termination Benefits

Termination benefits in our Domestic segment are paid in accordance with a written and broadly communicated policy, which is indicative of an ongoing benefit arrangement. As a result, we account for termination benefits under ASC 712, Compensation — Nonretirement Postemployment Benefits. Accordingly, we recognize a liability and corresponding charges when it is deemed probable that employees will be entitled to benefits and the amount can be reasonably estimated. In the case of our Fiscal 2013 U.S. Restructuring program, our estimate of the termination benefits liability and expense was based on analysis of various factors, including the number, grade and salary of eliminated positions and the number of employees we expected to accept different positions within the company (the retention rate). The estimate of retention rate was based on analysis of numerous factors, including our historical experience from past store operating model changes. As we executed the store closures and operating model changes throughout fiscal 2013, the retention rate was higher than we had anticipated. As a result, we recognized adjustments to reduce the termination benefits liability and restructuring expenses by $40 million in fiscal 2013.

Facility Closure Costs

We accounted for the closure of our 49 large-format Best Buy branded stores in the U.S. in accordance with the guidance in ASC 420, Exit or Disposal Cost Obligations. As a result, we recognized a liability and related restructuring charge when we ceased use of the locations, taking into account expected sub-tenant income. After closing the stores, we reached settlements with some landlords to reduce our remaining lease obligations, and accordingly, we recognized adjustments to our vacant space liability of $13 million in fiscal 2014.

Schedule II Valuation and Qualifying Accounts

11.
Please include your allowance for sales returns in Schedule II or tell us why you do not believe such information would be pertinent information for investors. We note management’s statement during your Q4 2014 earnings call on February 27, 2014 that returns, replacements, and damages represent approximately 10% of your revenues and cost you over $400 million a year in losses.

Response:

In our view, Rule 12-09 requires that Schedule II should present an analysis of valuation and qualifying accounts which are deducted in the balance sheet from the recognized assets to which they apply, such as the allowance for doubtful accounts, which adjusts our receivables down to the estimated recoverable amount. Our sales returns reserve does not represent a valuation account against a recognized asset. As a result, we do not believe our sales returns reserve meets the criteria for inclusion in Schedule II.

Best Buy Co., Inc. ("Best Buy") hereby represents that:

•	Best Buy is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Best Buy may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If we can assist with your review of this letter, or if you have any questions regarding the information set forth herein, please telephone me at (612) 291-0236.

Sincerely,

/s/ SHARON L. McCOLLAM

Sharon L. McCollam
Chief Administrative Officer and Chief Financial Officer

cc:	Andrew Blume, U.S. Securities and Exchange Commission
Hubert Joly, Best Buy Co., Inc.
Mat Watson, Best Buy Co., Inc.
Scott Erickson, Deloitte & Touche LLP
Rhett Brandon, Simpson, Thacher & Bartlett LLP